AUDIO BUSINESS

In FY2004, the Company completed 16 OEM and semiconductor license agreements and 3 partner agreements for its audio software solutions. This is noteworthy in that it is a significant increase in activity when compared to recent years. The majority of these contracts are for the Company’s microQ™ solution for the mobile device marketplace and are comprised of royalty revenues plus an upfront fee to recover initial engineering costs. Revenues in FY2004 do not reflect the long term benefits of these royalty streams but do include most of the engineering fees. To date, 7 of these design wins have been announced, including Qualcomm, Broadcom, VIA and Sony VAIO as well as the partnerships with Vodafone and Samsung.

With respect to the PC market, the Company successfully refocused its efforts in FY2004 and, as a result, signed new license agreements with VIA Technologies, Ego Systems and Sony VAIO. All of these customers are now shipping new products with QSound technology.

VoIP BUSINESS

Our efforts in our VoIP business were focused in two directions – supporting our existing product line and investing in the development of a next generation product line. With respect to our existing product line, sales were disappointing. However with the feedback that we are receiving from the market, we remain optimistic that our new products will bring growth to this business unit in the later half of 2005.

FINANCIAL

The Company reported a working capital surplus of approximately $3.5 million at December 31, 2004 of which cash comprised $3,328,000. In December, 2004, the Company concluded a $2 million private placement with a single investor, which resulted in the increased surplus at year-end. This surplus will assist the Company in it’s roll-out plans for the new VoIP product line.

For FY 2005, the Company intends to continue pursing the microQ opportunities that are clearly available in the growing mobile and handheld market and build upon the momentum from contracts negotiated in 2004. These opportunities together with the introduction of new QTelNet products and the continued policy of cost containment will be the basis for future growth.

David Gallagher

President and Chief Executive Officer

The President’s message contains forward-looking statements as defined in U.S. federal securities laws. Our actual results or industry results could differ materially from those in the forward-looking statements. Investors are advised to read the risks and uncertainties set out under “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations and opinions of QSound’s management.

Consolidated Financial Statements of

QSOUND LABS, INC.

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of QSound Labs, Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2004 and total assets and shareholders' equity as at December 31, 2004 and 2003 to the extent summarized in note 12 to the consolidated financial statements.

/s/ KPMG

Chartered Accountants

Calgary, Canada February 25, 2005

QSOUND LABS, INC.
Consolidated Balance Sheets

December 31, 2004 and 2003
(Expressed in United States dollars)

	2004	2003

ASSETS
Current assets
Cash and cash equivalents	$3,327,543	$2,061,093
Accounts receivable	210,967	221,194
Inventory	162,568	107,377
Deposits and prepaid expenses	61,438	82,921
	3,762,516	2,472,585

Capital assets (note 1)	1,302,598	1,114,992
Other intangible assets (note 2)	162,720	189,002

	$5,227,834	$3,776,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$245,664	$233,198
Deferred revenue	59,745	96,547
	305,409	329,745

Shareholders' equity
Share capital (note 3)	45,792,526	43,801,245
Warrants (note 4)	1,502,331	217,450
Contributed surplus	1,329,136	1,203,761
Deficit	(43,701,568)	(41,775,622)
	4,922,425	3,446,834
Commitments and contingencies (note 11)
	$5,227,834	$3,776,579

See accompanying notes to consolidated financial statements.

Approved by the Board:

                /s/ L. W. MacEachern                         Director

                /s/ David Gallagher                              Director

QSOUND LABS, INC.
Consolidated Statements of Operations and Deficit

Years ended December 31, 2004, 2003 and 2002
(Expressed in United States dollars)

	2004	2003	2002

REVENUE
Royalties and license fees	$1,162,303	$779,396	$2,810,717
Product sales	1,050,875	1,263,692	1,413,594
	2,213,178	2,043,088	4,224,311

Cost of product sales	419,290	419,837	271,530
	1,793,888	1,623,251	3,952,781

EXPENSES
Marketing	1,251,695	1,301,890	895,820
Operations	240,691	174,558	235,201
Product research and development	962,340	834,333	643,524
Administration	800,611	578,805	502,861
Foreign exchange loss (gain)	41,955	4,958	3,167
Depreciation and amortization	457,572	308,717	382,662
	3,754,864	3,203,261	2,663,235

Operating (loss) income	(1,960,976)	(1,580,010)	1,289,546

Interest and other income	78,727	41,164	29,833
(Loss) gain on sale of capital assets	(15,616)	2,204	740
Other	(28,081)	123,754	(35,978)
Impairment of assets	-	(108,154)	(100,000)
Impairment of goodwill (note 6)	-	(2,184,589)	-
Funding of past service pension costs	-	-	(55,189)

	35,030	(2,125,621)	(160,594)

Net (loss) income for the year	(1,925,946)	(3,705,631)	1,128,952

Deficit, beginning of year	(41,775,622)	(38,069,991)	(39,198,943)
Deficit, end of year	$(43,701,568)	$(41,775,622)	$(38,069,991)
Income (loss) per common share, basic	$(0.25)	$(0.52)	$0.16
Income (loss) per common share, diluted	$(0.25)	$(0.52)	$0.15

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002
(Expressed in United States dollars)

	2004	2003	2002

Cash provided by (used in):

Operations:
Net income (loss) for the year	$(1,925,946)	$(3,705,631)	$1,128,952
Items not requiring (providing) cash:
Depreciation and amortization	457,572	308,717	382,662
Impairment of assets	-	108,154	100,000
Impairment of goodwill	-	2,184,589	-
Compensation cost of options issued	320,432	90,439	4,870
Loss (gain) on sale of capital assets	15,616	(2,204)	(740)
Changes in non-cash working capital
balances (note 7)	(47,817)	576,243	(423,054)
	(1,180,143)	(439,693)	1,192,690

Financing:
Issuance of common shares	2,120,657	22,940	34,815
Issuance of warrants	904,019	-	-
	3,024,676	22,940	34,815

Investments:
Purchase of capital assets	(536,480)	(98,026)	(113,880)
Purchase of intangible asset	(46,033)	(51,394)	(41,052)
Note receivable	-	-	(500,000)
Proceeds from sale of capital assets	4,430	6,061	740
	(578,083)	(143,359)	(654,192)

Increase (decrease) in cash and cash equivalents	1,266,450	(560,112)	573,313
Cash and cash equivalents, beginning of year	2,061,093	2,621,205	2,047,892
Cash and cash equivalents, end of year	$3,327,543	$2,061,093	$2,621,205

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of QSound Labs, Inc. (the "Company"), conform in all material respects with those in the United States, except as outlined in note 12.  All amounts are expressed in United States dollars.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses.  Actual results could differ from these estimates.

The Company's significant accounting policies are as follows:

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries.  All intercompany transactions and balances have been eliminated on consolidation.

Cash and cash equivalents:

Cash equivalents are short term deposits with original maturities of less than 90 days for which cost approximates market value.

Inventory:

Inventory is comprised of finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.

Capital assets:

Capital assets are recorded at cost and are amortized annually, beginning the year after acquisition, over the expected useful life of the assets as follows:

Assets	Basis	Rate

Sound source and control equipment	Declining balance	20%
Real time systems	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	30%
-	-	-

Software and production tooling is amortized against the related expected revenue as that revenue is recognized.

The Company assesses impairment of capital assets by determining whether their recoverable amounts are less than their unamortized balance.  When a potential impairment is identified, the amount of impairment is calculated by reference to the fair value of the asset and charged to period earnings.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 2

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

Significant accounting policies (continued):

Goodwill and other intangible assets:

Effective January 1, 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants standards relating to goodwill and other intangible assets.  Under the new standards, the Company is required to use the purchase method to account for all business combinations and identify separate from goodwill, other intangible assets that arise.  Pursuant to the new goodwill standard, goodwill is no longer amortized, but is tested for impairment on an annual basis.   In 2003 an analysis of the recorded goodwill was completed and an assessed goodwill impairment of the remaining balance was recognized as at December 31, 2003.

Intangible assets are amortized over a five year period starting in the year after acquisition, and it's carrying value is assessed whenever event or changes in circumstances indicate that it's carrying amount may not be recoverable..

Foreign currency translation:

The Company translates monetary assets and liabilities into United States dollars at the rate of exchange in effect as at the balance sheet date, and revenues and expenses at the average rates in effect during the year.  Foreign exchange gains and losses on translation of these amounts are included in the determination of net income or loss for the year.

Revenue recognition:

Revenue from royalties is recorded as royalties are earned.  Amounts received for prepaid royalties are recorded as deferred revenue and revenue is recognized when the royalty is earned through the sale of units by the licensee.

Amounts received on a prepaid basis for license fees are recorded as deferred revenue and revenue is recognized after the software and/or hardware has been delivered and the Company has no further significant obligations to the purchaser.

Revenue from product sales is recognized when products are shipped pursuant to sales arrangements with customers (which is when title passes),  collectibility is reasonably assured and the Company does not have obligations for additional deliverables that are essential to the functionality of the product.

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred except if they relate to a specific product or process that management believes will be technically and economically feasible and recoverable, in which case these costs are capitalized.  No costs have been capitalized at December 31, 2004 and 2003.

Income taxes:

The Company uses the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities as a

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 3

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

result of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the substantive enactment date.

To the extent that future income tax assets are not considered to be realized more likely than not, a valuation allowance is provided.

Per share amounts:

Per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated using the treasury stock method.

The basic weighted average shares outstanding for the year ended December 31, 2004 was 7,628,238 (2003 - 7,171,217, 2002 - 7,095,552).  The diluted weighted average shares outstanding for the year ended December 31, 2004 was 9,583,173 (2003 - 7,900,030, 2002 - 7,455,833).

Comparative figures:

Certain comparative information has been reclassified to conform with the current year's presentation.

Change in accounting policy:

Prior to January 1, 2003, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the intrinsic value method of accounting for employee stock options.  Under the intrinsic value method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company elected to early adopt the fair value based method for all employee stock options granted on or after January 1, 2003, and accordingly, recognized compensation expense related to stock options granted to employees beginning in 2003. Pro forma disclosure of the fair value of stock options granted to employees during 2002 has been provided (note 5).

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 4

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

1.

Capital assets:

		Accumulated	Net book
2004	Cost	depreciation	value

Sound source and control equipment	$545,463	$523,174	$22,289
Real time systems	905,534	899,563	5,971
Furniture and fixtures	228,654	203,298	25,356
Computer equipment	997,224	728,490	268,734
Software and production tooling	2,424,155	1,443,907	980,248

	$5,101,030	$3,798,432	$1,302,598

		Accumulated	Net book
2003	Cost	depreciation	value

Sound source and control equipment	$556,615	$521,679	$34,936
Real time systems	905,534	897,004	8,530
Furniture and fixtures	355,990	315,488	40,502
Computer equipment	898,239	662,394	235,845
Software and production tooling	1,941,126	1,145,947	795,179

	$4,657,504	$3,542,512	$1,114,992

In accordance with the accounting policy of the Company, included in the software and production tooling cost are $428,453 in 2004 and $108,725 in 2003 that are not yet generating revenue and therefore not subject to amortization.

Included in the accumulated depreciation above for software and production tooling is a 2003 year asset impairment charge of $102,900 (2002 - $100,000).  The impairment charge was measured based on projected future operating cash flows of purchased software.

2.

Other intangible assets:

		Accumulated	Net book
2004	Cost	amortization	value

Patents and trademarks	$877,929	$728,976	$148,953
Purchased customer list	34,418	20,651	13,767
	$912,347	$749,627	$162,720

		Accumulated	Net book
2003	Cost	amortization	value

Patents and trademarks	$831,895	$663,544	$168,351
Purchased customer list	34,418	13,767	20,651
	$866,313	$677,311	$189,002

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 5

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

3.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

Common shares issued and outstanding:

	Number of
	Shares	Consideration
Balance at December 31, 2001	7,085,574	$43,737,626

Issued for cash on exercise of options	70,500	34,815
Balance at December 31, 2002	7,156,074	43,772,441

Issued for cash on exercise of options	43,170	22,940
Reclassification from contributed surplus on exercise of
stock options	-	5,864
Balance December 31, 2003	7,199,244	43,801,245

Issued for cash:
On exercise of options	857,015	1,174,218
Private placement
Cash received	347,826	2,000,000
Less financing costs paid in cash	-	(149,541)
Less warrants valued under Black-Scholes as part
of financing costs(note 4)	-	(380,862)
Less deemed allocation to warrants (note 4)	-	(904,019)

Reclassification from contributed surplus on exercise of
stock options	-	251,485

Balance December 31, 2004	8,404,085	$45,792,526

4.

Warrants:

	Number of
	Warrants	Consideration
Balance at December 31, 2001	-	$-

Issued for services received	250,000	108,725
Balance at December 31, 2002	250,000	108,725

Issued for services received	250,000	108,725
Balance December 31, 2003	500,000	217,450

Issued for services received	75,000	380,862
Issued for cash	660,869	904,019

Balance December 31, 2004	1,235,869	$ 1,502,331

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 6

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

4.

Warrants (continued):

The warrants issued in 2004 for services received were allocated to financing costs.  The warrants issued in 2003 and 2002 for services received were capitalized to software and production tooling.

The fair value of the warrants issued for services received was calculated using the Black-Scholes pricing model with the following weighted average assumptions:

	2004	2003	2002

Risk free interest rate	4.5%	4.5%	4.5%
Volatility	93%	80%	80%
Life of the warrant	7 months to 5 years	4.5 Years	4.5 Years
Dividend yield	0%	0%	0%

The amount contributed to the warrants issued for cash was calculated taking the total cash proceeds of the shares issued in the private placement on a pro-rata basis with the fair value of the warrants issued using the Black-Scholes pricing model using the assumptions stated above and the market value of the shares issued in the private placement.

The following table summarizes the information about warrants outstanding at December 31, 2004:

Number Outstanding	Exercise price	Remaining Term (years)
500,000	$1.04	3.25
521,739	5.75	0.63
75,000	7.77	4.95
139,130	9.12	4.95

1,235,869	$4.35	2.44

Each warrant is exercisable for one common share of the Company with the exception of the 521,739 warrants at an exercise price of $5.75 which are exercisable for one common share of the Company and 40% of a warrant for one common share exercisable for $9.12, exercisable until December 16, 2009.

5.

Stock option plan:

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers, consultants and employees for the purchase of authorized but unissued common shares.  At December 31, 2004, stock options to purchase 1,157,500 common shares are outstanding and 2,963 shares are reserved for issuance under the option plan.  The stock options are exercisable at prices ranging from $0.47 to $4.56 per share and expire on various dates between 2005 and 2009.

During the year ended December 31, 2004, the Company granted 570,720 options to employees and directors (2003 - 280,000, 2002 - 411,310) with exercise prices at or greater than the market price of the Company's stock on the date of grant.  Of these  570,720 options, 245,720 vested immediately .  The remaining 325,000 options vest at various times depending upon individual specified performance criteria being met. At December 31, 2004, 179,400 of these options had vested.  In 2004, the Company also granted an additional 60,000 options to non-employees (2003 - 55,000, 2002 - 35,000) in connection with services to be performed. All of these options vest depending upon specified performance criteria being met.  At December 31, 2004 37,494 of these options had vested.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 7

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

The fair value of the vested options granted during 2004 and 2003 is estimated on the day of grant using the Black-Scholes option pricing model with the following assumptions;

	2004	2003
Risk free interest rate	4.5%	4.5%
Weighted average volatility	94%	105%
Expected life of option	15 days to 5 years	3 to 5 years
Dividend yield	0%	0%

For the year ended December 31, 2004, $320,432 (2003 - $30,820, 2002 - nil) has been recognized as compensation cost related to options granted to employees and directors, and $56,429 (2003 - $59,619, 2002 - $4,870) has been recognized as compensation cost related to options issued to non-employees.  In 2004, the compensation costs related to options issued to non-employees has been capitalized to software and production tooling.

No compensation cost was recorded in the Company's statement of operations and deficit for options granted in 2002 to employees, directors and officers.  Had compensation cost for stock options granted in 2002 been determined based on the fair value method, the Company's pro-forma net loss for the year ended December 31, 2004 would have been increased by $81,620  to $1,954,625, the net loss for 2003 would have increased by $103,602 to $3,809,233, and the net income for the year ended December 31, 2002 would have decreased by $8,478 to $1,120,474.

Changes in options granted during the years ended December 31, 2004, 2003 and 2002 were as follows:

	Number of	Exercise price	Weighted average
	Shares	per share	exercise price
Balance at December 31, 2001	1,820,600	$0.47 - 12.24	$3.59

Granted	446,000	0.57 - 1.75	0.96
Exercised	(70,500)	0.47 - 0.75	0.49
Cancelled or expired	(600,178)	2.12 - 12.00	8.18

Balance at December 31, 2002	1,595,922	0.47 - 12.24	1.26

Granted	335,000	1.00 - 1.48	1.24
Exercised	(43,170)	0.47 - 1.00	0.53
Cancelled or expired	(148,987)	1.21 - 12.24	5.97

Balance at December 31, 2003	1,738,765	0.47 - 1.75	0.87

Granted	630,720	1.65 - 5.00	2.58
Exercised	(857,015)	0.47 - 5.00	1.37
Cancelled or expired	(354,970)	1.21 - 1.72	1.36

Balance at December 31, 2004	1,157,500	$0.47 - 4.56	$1.29

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 8

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

5.

Stock option plan (continued):

The following table summarizes the information about stock options outstanding at December 31, 2004:

			Options Outstanding			Options Exercisable
			Number	Weighted	Weighted	Number	Weighted
			Outstanding at	Average	Average	Exercisable at	Average
Range of			December 31,	Remaining	Exercise	December 31,	Exercise
Exercise Prices			2004	Term (years)	Price	2004	Price
$0.47	to	0.62	429,307	2.8	$0.54	390,408	$0.53
1.04	to	1.75	451,693	2.0	1.22	433,193	1.20
1.88	to	2.05	217,500	4.2	2.01	120,894	1.98
4.56			59,000	4.8	4.56	6,000	4.56

			1,157,500	2.9	$1.29	950,495	$1.05

6.   Impairment of goodwill:

In accordance with the Company's accounting policy, an analysis of the recorded goodwill was completed in 2003.  As a result of the declining activity in the E-Commerce operating segment, an assessed goodwill impairment of $2,184,589 was recognized as at December 31, 2003.

7.

Changes in non-cash working capital balances:

	2004	2003	2002

Accounts receivable	$10,227	$708,325	$(490,274)
Inventory	(55,191)	(96,174)	12,132
Deposits and prepaid expenses	21,483	(24,247)	26,691
Accounts payable and accrued liabilities	12,466	12,303	(83,832)
Deferred revenue	(36,802)	(23,964)	112,229

	$(47,817)	$576,243	$(423,054)

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 9

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

8.

Income taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the income (loss) for the year.  The reasons for the differences are as follows:

	2004	2003	2002

Income (loss) for the year	$(1,925,946)	$(3,705,631)	$1,128,952

Combined Canadian Federal and
Provincial statutory rate	33.87%	36.75%	39.24%

Computed tax (recovery)	(652,318)	(1,361,819)	443,001

Increase (decrease) resulting from:
Unrealized (realized) benefit of future
tax assets	452,000	946,000	(450,988)
Income taxes computed at different
rates in the United States	(320)	33,428	7,987
Reduction of unrealized future tax assets
for enacted changes in income tax rates	205,226	119,201	-
Other permanent differences	(4,588)	263,190	-
Actual expense (recovery)	$-	$-	$-

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2004	2003

Future income tax assets:
Capital assets	$981,000	$-	$981,000	$867,000
Share issue costs	45,000	-	45,000	6,000
Loss and SRED carryforwards	3,107,000	4,484,000	7,591,000	7,278,000
Intangible assets	183,000	1,957,000	2,140,000	2,154,000
Investments	-	158,000	158,000	158,000
	4,316,000	6,599,000	10,915,000	10,463,000
Less: Valuation allowance	(4,316,000)	(6,599,000)	(10,915,000)	(10,463,000)

Net future tax assets	$-	$-	$-	$-

The Company has Canadian non-capital loss carry-forwards in the amount of $4,925,000 which expire at various dates between 2005 and 2010 and Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards in the amount of $4,271,000 which have no expiry.  The Company also has United States net operating loss carry-forwards in the amount of $12,812,000 which expire at various dates between 2005 and 2023.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 10

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

9.

Segmented information:

The Company operates in three operating segments consisting of Audio Products (Audio), E-Commerce Products ("E-Commerce"), and Voice Over Internet Protocol Products (Telephony).   The Company began operations in the Telephony segment in 2003.  Audio involves the developing and marketing of sound enhancement technology for use in various industries. E-Commerce involves the developing and marketing of internet business services.  Telephony involves the developing and marketing of telecommunication over internet equipment and software.

For Audio products, during 2004 52% of total audio revenue arose from four customers, each of which individually provided greater than 10% of total revenues.  For 2003, 74% of total revenue arose from three customers, each of which individually provided greater than 10% of total revenues.  For 2002, 76% of total revenue arose from two customers, each of which individually provided greater than 10% of total revenues.

For E-Commerce products, during 2004, 2003 and 2002 no one customer contributed to more than 10% of total E-Commerce revenue.

For Telephony products, during 2004, 37% of total telephony revenue arose from three customers, each of which individually provided greater than 10% of total revenues.  For 2003, 61% of total telephony revenue arose from two customers, each of which individually provided greater than 10%   of total revenues.

2004	-	Audio	-	-	E-Commerce	-	-	Telephony	-	-	Total

Revenues		$1,820,028			$245,238			$147,912			$2,213,178
Interest revenue		78,254			12			461			78,727
Amortization of capital assets		186,089			28,239			170,929			385,257
Segment operating loss		(653,710)			(138,369)			(1,168,897)			(1,960,976)
Segment assets		4,037,007			109,600			1,081,227			5,227,834
Expenditures for segment capital assets		154,884			811			437,215			592,910

2003	-	Audio	-	-	E-Commerce	-	-	Telephony	-	-	Total
Revenues		$1,511,312			$346,456			$185,320			$2,043,088
Interest revenue		41,132			-			32			41,164
Amortization of capital assets		192,584			39,970			-			232,554
Segment operating loss		(749,972)			(65,628)			(764,410)			(1,580,010)
Segment assets		2,731,693			175,363			869,523			3,776,579
Expenditures for segment capital assets		129,406			867			576,477			706,750

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 11

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

9.

Segmented information (continued):

2002	Audio	E-Commerce	Total

Revenues	$3,649,238	$575,073	$4,224,311
Interest revenue	25,867	1,402	27,269
Amortization of capital assets	410,633	57,230	467,863
Segment operating income	1,183,447	106,099	1,289,546
Segment assets	4,844,886	2,426,880	7,271,766
Goodwill	-	2,184,589	2,184,589
Expenditures for segment capital assets	263,554	103	263,657

Geographic information	2004 Revenue	2003 Revenue	2002 Revenue

Canada	$73,294	$64,449	$3,443
United States	1,418,029	1,515,602	3,636,657
Asia	644,503	456,194	584,211
Europe	72,102	4,365	-
Other	5,250	2,478	-

	$2,213,178	$2,043,088	$4,224,311

As at December 31, 2004, substantially all of the Company's product assets and employees  were located in Canada.  As at December 31, 2003 substantially all of the Company's Audio and E-Commerce product assets and employees were located in Canada and all of the Company's Telephony product assets were located in Canada.  In 2003 25% of the Company's Telephony employees were located in Canada and 75% were located in the United States.  As at December 31, 2002 substantially all of the Company's product assets and employees were located in Canada.

10.

Financial instruments and risk management:

The fair values of financial assets and liabilities approximate their carrying values at December 31, 2004.

The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables.  Foreign currency risk arising from a decline in the relative value of the Canadian dollar is managed to the extent that Canadian dollar denominated cash and receivables are equal to or exceed Canadian dollar payables.  The Company has not, at December 31, 2004, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

The Company is exposed to credit risk on its accounts receivable, royalties receivable and accrued revenue.  As at December 31, 2004 there were outstanding accounts receivable balances from four entities which comprised 61% of the total balance.  These entities are located in the United States and Asia.  13% of these amounts have been collected subsequent to the year end.

As at December 31, 2003 there were outstanding accounts receivable balances from two entities which comprised 57% of the total balance.  These entities are located in the United States and Asia.  These amounts have been collected subsequent to the year end.

As at December 31, 2002 there were outstanding accounts receivable balances from one entity which comprised 74% of the total balance.  These amounts have been collected subsequent to the year end.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 12

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

11.

Commitments and contingencies:

The Company is involved in litigation and claims which arise from time to time in the normal course of business.  In the opinion of management, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position of the Company.

During the 2002 year the Company resolved an outstanding contingency relating to an employment contract that expired September 30, 2002 by putting in place an individual pension plan for the individual.  $ 55,189  was contributed to the plan as a past service cost.

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2004 to make the following minimum lease payments over the next four years:

2005	$96,564
2006	83,497
2007	78,249
2008	65,208

$323,518

12.

United States accounting principles:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  Any differences in United States generally accepted accounting principles ("US GAAP") as they pertain to the Company's financial statements are not material except as follows:

 (a)

The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to US GAAP.  Under US GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet.    For all periods presented, comprehensive income (loss) equals net income (loss).

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 13

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

12.

United States accounting principles (continued):

 (b)

Prior to 2003, the Company had applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to US GAAP.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.  In addition, variable accounting would be applied to stock options that have been repriced, whereby compensation expense would be recorded or recovered on the date of reporting only if the current market price of the underlying stock exceeded the exercise price.  SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.  As allowed by SFAS No. 123, the Company had elected to continue to apply the intrinsic value-based method of accounting described above and adopted the disclosure requirements of SFAS No. 123.  Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.  In accordance with the adoption of the fair value-based method for Canadian GAAP purposes, the Company elected to prospectively adopt the fair value-based method under US GAAP, as provided for under SFAS No. 123, effective January 1, 2003.

There are no differences in net income reported between Canadian and United States accounting principles for each of the years in the three year period ended December 31, 2004.

Other differences between Canadian and United States accounting principles are summarized as follows:

On the Canadian GAAP presentation of the statement of operations, the calculation of operating profit (loss) has excluded impairment of asset charges and gain (loss) on sale of capital assets.  United States GAAP requires that those charges be included in the calculation of operating profit (loss).

There was no difference in the weighted average number of shares outstanding in the years ended December 31, 2004, 2003 and 2002 under Canadian and United States GAAP.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 14

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

12.

United States accounting principles (continued):

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted accounting principles is as follows:

	As reported
	in accordance
	with		Under
December 31, 2004	Canadian GAAP	Differences	US GAAP

Current assets	$3,762,516	$-	$3,762,516
Capital assets	1,302,598	-	1,302,598
Intangible assets	162,720	-	162,720

	$5,227,834	$-	$5,227,834

Current liabilities	$305,409	$-	$305,409
Shareholder's equity:
Common shares	45,792,526	202,058	45,994,584
Warrants	1,502,331	-	1,502,331
Contributed Surplus	1,329,136		1,329,136
Deficit	(43,701,568)	(202,058)	(43,903,626)

	$5,227,834	$-	$5,227,834

	As reported
	in accordance
	with		Under
December 31, 2003	Canadian GAAP	Differences	US GAAP

Current assets	$2,472,585	$-	$2,472,585
Capital assets	1,114,992	-	1,114,992
Intangible assets	189,002	-	189,002

	$3,776,579	$-	$3,776,579

Current liabilities	$329,745	$-	$329,745
Shareholder's equity:
Common shares	43,801,245	202,058	44,003,303
Warrants	217,450	-	217,450
Contributed surplus	1,203,761	-	1,203,761
Deficit	(41,775,622)	(202,058)	(41,977,680)

	$3,776,579	$-	$3,776,579

Included in the current liabilities above are accrued liabilities of $95,360 in 2004 and $71,672 in 2003.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements, page 15

Years ended December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

12.

United States accounting principles (continued):

During the years ended December 31, 2004, 2003 and 2002 the Company granted options to employees, directors and officers.  Compensation cost is recorded in the Company's statement of operations and deficit for options granted and vested during 2004 and 2003 in accordance with the adoption of the fair value based method effective January 1, 2003.  During 2002, 411,000 options were granted with exercise prices at or greater than the market price of the Company's stock on the date of grant.  No compensation cost had been recorded in the Company's statement of operations and deficit for options granted during 2002.

The Company has calculated the fair value of stock options granted to employees using the Black- Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002

Risk free interest rate	4.5%	4.5%	4.5%
Weighted Average Volatility	94%	105%	80%
Expected option life	15 days to 5 years	3 to 6 years	2 years
Dividend yield	0%	0%	0%

Had the Company determined compensation cost based on the fair value at the grant date for its stock options issued in 2002 under SFAS No. 123, the Company's net income (loss) and basic income (loss) per share would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002

Net income (loss) under US GAAP:
As reported	$(1,925,946)	$(3,705,631)	$1,128,952
Pro forma	(2,007,566)	(3,809,233)	1,120,474

Basic income (loss) per common share:
As reported	$(0.25)	$(0.52)	$0.16
Pro forma	(0.26)	(0.54)	0.16